AMENDMENT TO

AMENDED AND RESTATED INVESTMENT MANAGEMENT AGREEMENT

Between

T. ROWE PRICE STATE TAX-FREE FUNDS, INC.

and

T. ROWE PRICE ASSOCIATES, INC.

 This Amendment (the “Amendment”) to the Investment Management Agreement is made as of the 1st day of April, 2021, by and between T. ROWE PRICE STATE TAX-FREE FUNDS, INC., a Maryland corporation (the “Corporation”), on behalf of the T. Rowe Price Maryland Tax-Free Money Fund (the “Fund”), a separate series of the Corporation, and T. ROWE PRICE ASSOCIATES, INC., a corporation organized and existing under the laws of the State of Maryland (hereinafter called the “Manager”).

W I T N E S S E T H:

 WHEREAS, the parties hereto entered into an Amended and Restated Investment Management Agreement dated as of October 30, 2017 (the “Agreement”);

 WHEREAS, as set forth in the Agreement, the Manager receives a fee from the Fund that consists of two components: a Group Management Fee (“Group Fee”) and an Individual Fund Fee (“Individual Fund Fee”);

 WHEREAS, the Corporation’s Board of Directors, including a majority of the directors who are not interested persons of the Corporation, has approved, effective April 1, 2021, amending the Agreement to restructure the Fund’s management fee by eliminating the Group Fee and Individual Fund Fee and replacing it with a new management fee rate, and has determined that such actions would be in the best interest of the Fund and its shareholders; and

 WHEREAS, the parties hereto desire to amend the Agreement to make the changes set out below;

 NOW, THEREFORE, in consideration of the premises and the mutual promises hereinafter set forth, the parties hereto agree as follows:

 1. Paragraphs 3, 3.A., and 3.B. of the Agreement are amended to read as follows:

  3. Management Fee. The Fund shall pay the Manager a fee (the “Fee”) computed as follows, based on the value of the net assets of the Fund:

  A. Fee Rate. The Fee shall be at the annual rate of 0.19% of the average daily net assets of the Fund.

  B. Method of Computation. The Fee shall be accrued for each calendar day and the sum of the daily fee accruals shall be paid monthly to the Manager. The daily fee accruals will be computed by multiplying the fraction of one over the number of calendar days in the year by the applicable annual rate described in subparagraph (A) of this Paragraph 3, and multiplying this product by the net assets of the Fund as determined in accordance with the Fund’s prospectus as of the close of business on the previous business day on which the Fund was open for business.

 2. All other terms and conditions of the Agreement remain in full force and effect.

 IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be signed by their respective officers thereunto duly authorized and their respective seals to be hereunto affixed, as of the day and year first above written.

Attest:	T. ROWE PRICE STATE TAX-FREE FUNDS, INC.
/s/Shannon Hofher Rauser __________________________________________ Shannon Hofher Rauser, Assistant Secretary	/s/David Oestreicher By:_______________________________________________ David Oestreicher, Executive Vice President

Attest:	T. ROWE PRICE ASSOCIATES, INC.
/s/Kathryn L. Reilly __________________________________________ Kathryn L. Reilly, Assistant Secretary	/s/Fran Pollack-Matz By:________________________________________________ Fran Pollack-Matz, Vice President

CAPS\Documents\Agreements\Investment Management Agreements\MDM Amended Investment Management Agreement.docx